SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July, 2007

Commission File Number: 0-3003

THOMSON

46 quai A. Le Gallo

92648 Boulogne Cedex

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- ______

Thomson Group

THOMSON UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited interim consolidated statements of operations

2

Unaudited interim consolidated balance sheets

3

Unaudited interim consolidated statements of cash flows

5

Unaudited interim consolidated statements of recognized income and expense

6

Unaudited interim consolidated statements of changes in equity

7

Notes to the interim condensed consolidated financial statements

1

General information

8

2

Summary of significant accounting policies

8

3

Significant changes in the scope of consolidation

10

4

Information by business segments

12

5

Selling and administrative expenses and other income (expense)

14

6

Research and development expenses

14

7

Net finance costs

15

8

Income tax

15

9

Discontinued operations

16

10

Property, plant and equipment

17

11

Goodwill and other intangible assets

18

12

Investments and available-for-sale financial assets

18

13

Inventories

19

14

Cash and cash equivalents

19

15

Shareholders’ equity

19

16

Derivative financial instruments

21

17

Borrowings

21

18

Retirement benefits obligations

23

19

Provisions for restructuring and other charges

24

20

Share based payments

25

21

Earnings per share

26

22

Acquisitions, disposals and other cash operations impacting
the consolidated statements of cash flows

27

23

Contractual obligations and commercial commitments

28

24

Contingencies

29

25

Related party transactions

34

26

Subsequent events

34

Thomson Group

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

		Six months ended		Year ended
(€ in millions)	Note	June 30, 2007 Unaudited	June 30, 2006 Unaudited	December 31, 2006 Audited
Continuing operations:
Revenues		2,651	2,629	5,854
Cost of sales		(2,069)	(2,034)	(4,474)

Gross margin		582	595	1,380

Selling and administrative expenses	(5)	(348)	(323)	(674)
Other income (expense)	(5)	18	(26)	52
Research and development expenses	(6)	(151)	(138)	(279)

Profit from continuing operations before tax and net finance costs		101	108	479

Interest income		11	9	19
Interest expense		(59)	(47)	(108)
Other financial income (expense)		8	(7)	(111)
Finance costs - net	(7)	(40)	(45)	(200)

Share of profit (loss) from associates		-	(42)	(86)
Income tax	(8)	(15)	(18)	-
Profit from continuing operations		46	3	193

Discontinued operations:
Profit (loss) from discontinued operations - net	(9)	(66)	(74)	(138)

Net income (loss)		(20)	(71)	55
Attributable to:
- Equity Holders		(20)	(71)	55
- Minority interests		-	-	-

		Six months ended		Year ended December 31, 2006 Audited
(in euro, except number of shares)		June 30, 2007 Unaudited	June 30, 2006 Unaudited
Weighted average number of shares outstanding (basic net of treasury stock)		262,382,585	260,147,961	261,188,858
Earnings per share from continuing operations	(21)
- basic (*)		0.14	(0.02)	0.67
- diluted		0.10	(0.06)	0.63
Earnings per share from discontinued operations
- basic		(0.25)	(0.29)	(0.53)
- diluted		(0.23)	(0.26)	(0.48)
Total earnings per share
- basic		(0.11)	(0.31)	0.14
- diluted		(0.13)	(0.32)	0.15

 (*) After deduction of the dividend due on the subordinated perpetual notes.

The notes on pages 8 to 34 are an integral part of these financial statements.

Thomson Group

UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS

(€ in millions)	Note	June 30, 2007 unaudited	December 31, 2006 audited

ASSETS

Non-current assets:
Property, plant and equipment	(10)	738	813
Goodwill	(11)	1,718	1,714
Intangible assets	(11)	1,032	1,071
Investments in associates		12	12
Investments and available-for-sale financial assets	(12)	229	266
Derivative financial instruments	(16)	2	7
Contract advances		132	129
Deferred tax assets	(8)	425	397
Other non-current assets		99	110

Total non-current assets		4,387	4,519

Current assets:
Inventories	(13)	403	366
Trade accounts and notes receivable		903	1,018
Current accounts with associates and joint-ventures		34	97
Derivative financial instruments	(16)	8	8
Other current assets		595	535
Cash and cash equivalents	(14)	749	1,311
Assets classified as held for sale	(9)	192	264

Total current assets		2,884	3,599

Total assets		7,271	8,118

Thomson Group

UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS

(€ in millions)	Note	June 30, 2007 unaudited	December 31, 2006 audited
EQUITY AND LIABILITIES

Shareholders’ equity:	(15)
Common stock (271,371,296 shares at June 30, 2007 with nominal value of €3.75 per share)		1,018	1,027
Treasury shares		(179)	(225)
Additional paid in capital		1,561	1,686
Subordinated perpetual notes		500	500
Other reserves		115	64
Retained earnings (accumulated deficit)		(935)	(886)
Cumulative translation adjustment		(72)	(54)

Shareholders’ equity		2,008	2,112

Minority interests		7	7

Total equity		2,015	2,119

Non-current liabilities:
Borrowings	(17)	1,329	1,393
Retirement benefits obligations	(18)	394	505
Restructuring provisions	(19)	39	48
Derivative financial instruments	(16)	40	51
Other provisions	(19)	58	107
Deferred tax liabilities	(8)	148	143
Other non-current liabilities		67	71

Total non-current liabilities		2,075	2,318

Current liabilities :
Borrowings	(17)	956	1,276
Derivative financial instruments	(16)	3	10
Retirement benefits obligations	(18)	66	67
Restructuring provisions	(19)	57	72
Other provisions	(19)	83	86
Trade accounts and notes payable		866	1,032
Accrued employee expenses		163	165
Income tax payable		51	57
Other current liabilities		743	671
Payables on acquisition of companies		20	13
Liabilities classified as held for sale	(9)	173	232

Total current liabilities		3,181	3,681
Total liabilities		5,256	5,999

Total equity and liabilities		7,271	8,118

Thomson Group

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

		Six months ended		Year ended December 31, 2006 (audited)
(€ in millions)	Note	June 30, 2007 unaudited	June 30, 2006 unaudited
Net income (loss)		(20)	(71)	55
Loss from discontinued operations		(66)	(74)	(138)
Profit from continuing operations		46	3	193
Summary Adjustments to reconcile profit from continuing operations to cash generated from operations
Depreciation and Amortization		195	202	454
Impairment of assets		4	-	6
Net changes in provisions		(72)	(23)	(113)
(Profit) / loss on asset sales		(47)	1	(11)
Interest (Income) and Expense	(7)	48	38	89
Other (including tax)		7	48	95
Changes in working capital and other assets and liabilities		(167)	(8)	(1)
Cash generated from continuing operations		14	261	712
Interest paid		(56)	(54)	(92)
Accrued interest premium paid on convertible bond		-	(59)	(59)
Interest received		7	9	14
Income tax paid		(27)	(44)	(42)
Net operating cash (used in) / generated from continuing activities		(62)	113	533
Net operating cash used in discontinued operations	(22)	(112)	(44)	(118)
Net cash (used in) / provided by operating activities (I)		(174)	69	415

Acquisition of subsidiaries, associates and investments, net of cash acquired	(22)	(21)	(232)	(255)
Net proceeds from sale of investments	(12)	20	94	125
Proceeds from sale (purchases) of marketable securities		-	8	8
Purchases of property, plant and equipment (PPE)		(86)	(93)	(166)
Proceeds from sale of PPE		46	4	73
Purchases of intangible assets including capitalization of development costs		(46)	(56)	(121)
Loans (granted to) / reimbursed by third parties		-	14	17
Net investing cash used in continuing activities		(87)	(261)	(319)
Net investing cash (used in) / generated from discontinued operations	(22)	27	(133)	(147)
Net cash used in investing activities (II)		(60)	(394)	(466)

Purchase of treasury shares and others		(2)	9	9
Repayments of convertible bonds		-	(611)	(611)
Proceeds from borrowings		92	1,147	1,121
Repayments of borrowings		(424)	(43)	(27)
Dividends and distribution paid to Group’s shareholders		-	-	(107)
Dividends and distribution paid to minority interests		-	(1)	(2)
Net financing cash (used in) / generated from continuing activities		(334)	501	383
Net financing cash (used in) / generated from discontinued operations	(22)	2	(11)	(10)
Net cash (used in) / provided by financing activities (III)		(332)	490	373

Net (decrease)/increase in cash and cash equivalents (I+II+III)		(566)	165	322
Cash and cash equivalents at beginning of period		1,311	996	996
Exchange gains/(losses) on cash and cash equivalents		4	(14)	(7)
Cash and cash equivalents at end of period		749	1,147	1,311

Thomson Group

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE

	Six months ended		Year ended December 31, 2006 audited
(€ in millions)	June 30, 2007 unaudited	June 30, 2006 unaudited
Net income (loss) for the period	(20)	(71)	55

Recognition of actuarial gains and losses in equity	44	63	69
Fair value gains (losses), gross of tax
- on available-for-sale financial assets	(4)	(32)	(2)
- on cash flow hedges	5	5	(6)
Currency translation adjustments	(18)	(112)	(144)
Tax effect	- (*)	(3)	- (*)
Total income and expense recognized directly in equity	27	(79)	(83)
Total recognized income and expense for the period	7	(150)	(28)
Attributable to
- Equity holders of the parent	7	(149)	(27)
- Minority interests	-	(1)	(1)

(*) No tax effect due to the overall tax loss position of the Group.

Thomson Group

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Group								Minority interests	Total equity
(€ in millions)	Share capital	Treasury shares	Additional paid in capital	Bonds issued	Other reserves	Retained earnings	Cumulative translation adjustments	Total Group equity
Balance at January 1, 2006	1,025	(239)	1,771	500	43	(980)	89	2,209	7	2,216
Variations for the six months ended June 30, 2006
Total income and expense recognized in equity (*)	-	-	-	-	33	-	(111)	(78)	(1)	(79)
Net income (loss) for the period	-	-	-	-	-	(71)	-	(71)	-	(71)
Total recognized income and expense for the period	-	-	-	-	33	(71)	(111)	(149)	(1)	(150)
Distribution of additional paid in capital	-	-	(78)	-	-	-	-	(78)	-	(78)
Conversion of BASA (563,264 shares)	2	-	7	-	-	-	-	9	-	9
Dividend payable on subordinated perpetual notes	-	-	-	-	-	(29)	-	(29)	-	(29)
Convertible bonds	-	-	-	-	(67)	67	-	-	-	-
Treasury shares sold (3,604,099 shares)	-	14	-	-	-	-	-	14	-	14
Put on shares to minority interests and change in perimeter	-	-	-	-	-	-	-	-	2	2
Share based payment to employees (Note 20)	-	-	-	-	7	-	-	7	-	7
Balance at June 30, 2006	1,027	(225)	1,700	500	16	(1,013)	(22)	1,983	8	1,991
Variations for the six months ended December 31, 2006
Total recognized income and expense for the period	-	-	-	-	28	126	(32)	122	-	122
Share based payment reclassification	-	-	(14)	-	14	-	-	-	-	-
Share based payment to employees	-	-	-	-	6	-	-	6	-	6
Other	-	-	-	-	-	1	-	1	(1)	-
Balance at December 31, 2006	1,027	(225)	1,686	500	64	(886)	(54)	2,112	7	2,119
Variations for the six months ended June 30, 2007
Total income and expense recognized in equity (*)	-	-	-	-	45	-	(18)	27	-	27
Net income (loss) for the period	-	-	-	-	-	(20)	-	(20)	-	(20)
Total recognized income and expense for the period	-	-	-	-	45	(20)	(18)	7	-	7
Distribution of additional paid in capital (Note 15)	-	-	(87)	-	-	-	-	(87)	-	(87)
Dividend payable on subordinated perpetual notes (1)	-	-	-	-	-	(29)	-	(29)	-	(29)
Treasury shares sold	-	(1)	-	-	-	-	-	(1)	-	(1)
Cancellation of shares (2,500,000 shares) (Note 15)	(9)	47	(38)	-	-	-	-	-	-	-
Share based payment to employees (Note 20)	-	-	-	-	6	-	-	6	-	6
Balance at June 30, 2007	1,018	(179)	1,561	500	115	(935)	(72)	2,008	7	2,015

(*)    See details in the “Interim Statement of recognized income and expense” on previous page.

(1)

It corresponds to the interest from September 26, 2006 until September 25, 2007, because the entirety of the dividends is no more optional following the decision taken during the Shareholder’s meeting of May 15, 2007 to pay a distribution to ordinary shareholders.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1

 GENERAL INFORMATION

Thomson provides a wide range of video (and enabling) technologies, systems, finished products and services to customers and professionals in the Media & Entertainment industries. Since January 1, 2005, Thomson’s activities have been organized into three principal segments: Technology, Systems, and Services. Two further activities regroup on the one hand Corporate Functions and on the other hand the residual activity of Displays & CE Partnerships segment which is non-core.

In these financial statements, the terms “Thomson group”, “the Group” and “Thomson” mean Thomson S.A. together with its consolidated subsidiaries. Thomson S.A. refers to the Thomson group parent company.

Thomson’s revenues across its divisions have historically tended to be higher in the second half of the year than in the first half, reflecting the business activity of our end customers, notably during the year-end holidays. The impact of seasonality has historically tended to be higher in terms of profitability than sales (based on profit from continuing operations before tax and net finance costs) driven by the fact that costs are spread more evenly than sales over the year.

The financial statements have been approved by the Board of Directors of Thomson S.A. and authorized for issue on July 25, 2007.

2

 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1

Basis of preparation

These interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU, which include IAS 34 “Interim Financial Reporting”. These interim condensed consolidated financial statements should be read in conjunction with the 2006 annual IFRS consolidated financial statements.

The accounting policies applied by the Group are consistent with those followed in the preparation of the Group’s annual IFRS consolidated financial statements for the year ended December 31, 2006 and described in Note 2 to our 2006 annual IFRS consolidated financial statements, which are an integral part of the Group’s Annual Report 2006, except for the following interpretations and standards applicable from January 1, 2007. Their impact on the interim condensed consolidated financial statements is described below:

New standard or interpretation	Main provisions	Main impacts on 2007 interim condensed consolidated financial statements
IAS 1 (Amendment), Presentation of Financial Statements - Capital Disclosures	Introduces new requirements for disclosures about an entity’s capital.

IAS 1 amendment and IFRS 7 impact only the notes to the financial statements. The additional disclosures required will be presented for the first time in the 2007 annual financial statements as they are not material to an understanding of the current interim period.

IFRS 7, Financial instruments: disclosures

Requires disclosures that enable users of the financial statements to evaluate the significance of the Group’s financial instruments and the nature and extent of the risks arising from those financial instruments.

IFRIC 7, Applying the Restatement Approach under IAS 29	Clarifies the requirements under IAS 29	No impact
IFRIC 8, Scope of IFRS 2	Clarifies that IFRS 2 “Share-based Payment” applies to arrangements where an entity makes share-based payments for apparently nil or inadequate consideration.	No impact as of June 30, 2007
IFRIC 9, Reassessment of Embedded Derivative

Addresses whether IAS 39 requires such an assessment to be made only when the entity first becomes a party to the hybrid contract, or whether the assessment should be reconsidered throughout the life of the contract.

No impact as of June 30, 2007
IFRIC 10, Interim Financial Reporting and impairment

Addresses the interaction between the requirements of IAS 34 and the recognition of impairment losses on goodwill in IAS 36 and certain financial assets in IAS 39 and the effect of that interaction on subsequent interim and annual financial statements.

No impact

The impacts of current IFRS and IFRIC projects are not anticipated in these financial statements.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

All figures are presented in millions of euro unless otherwise stated.

The IFRS financial information has been prepared using the historical cost convention with some exceptions regarding various assets and liabilities, for which specific provisions recommended by the IFRS have been retained: available-for-sale financial assets at fair value, and financial assets at fair value through profit and loss.

2.2

Critical accounting estimates and judgements

Certain of Thomson’s accounting policies require the application of judgment by management in selecting appropriate assumptions for calculating financial estimates which inherently contain some degree of uncertainty.  Management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported carrying values of assets and liabilities and the reported amounts of revenues and expenses.  Actual results may differ from these estimates, while different assumptions or conditions may yield different results.

In preparing these condensed interim consolidated financial statements, the significant judgements made by management in applying the Group's accounting policies and the key assumptions retained were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2006 except for the following estimates that have been reassessed as of June 30, 2007:

▪

Deferred tax: Management judgment is required to determine the extent to which deferred tax assets can be recognized. When a specific subsidiary has a history of recent losses, future positive taxable income is assumed improbable, unless the asset recognition can be supported for reasons such as (1) the losses having resulted from exceptional circumstances which will not re-occur in a nearby future, and/or (2) the expectation of exceptional gains and (3) future income to be derived from long-term contracts. As of June 30, 2007, we have considered tax-planning in assessing whether deferred tax assets should be recognized. As of June 30, 2007, the Group has € 148 million deferred tax liabilities and € 425 million of deferred tax assets reflecting management’s estimates.

▪

Measurement of conversion option embedded in certain convertible debt: On September 16, 2004, Thomson issued certain subordinated bonds that are (1) redeemable in US dollars or (2) convertible into newly issued ordinary shares or existing ordinary shares (or a combination of both), which, at the option of the bondholders, may be delivered in the form of American Depositary Shares evidencing such ordinary shares (the "Bonds"). As required by IAS 32 and 39, the embedded conversion option has been bifurcated and accounted for separately within non-current liabilities.

The conversion option and the debt component are recognized at fair value at inception. Subsequent changes in the fair value of the embedded derivative have been charged to the statement of operations. As such Thomson’s management is required to make significant estimates in order to measure the fair value of the conversion option that has been bifurcated from the Bonds. The measurement process comprises the determination, using an option instrument measurement model, such as the Black & Scholes or Binomial models. Main inputs relate to the discounted volatility of Thomson shares on the stock exchange, Thomson shares closing prices and the exchange rate as of the measurement date.

Subsequent changes in fair value of the embedded derivative have required Thomson to recognize non cash financial gains amounting to € 19 million and € 16 million for the six months ended June 30, 2007 and 2006, respectively (€ 20 million and € 17 million respectively after foreign exchange impacts).

2.3

Financial risk management

The Group's financial risk management objectives and policies are consistent with that disclosed in the consolidated financial statements as at and for the year ended December 31, 2006.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.4

Translation of foreign currency transactions

The main exchange rates used for translation (one unit of each foreign currency converted to euros) are summarized in the following table:

	Six months ended June 30, 2007		Six months ended June 30, 2006		Year ended December 31, 2006
	Closing rate	Average rate	Closing Rate	Average rate	Closing Rate	Average rate
US dollar (US$)	0.7437	0.7515	0.7862	0.8072	0.7594	0.7918
Pound sterling (GBP)	1.4890	1.4851	1.4398	1.4497	1.4896	1.4646

The average rate is determined by taking the average of the month-end closing rates for the period, unless such method results in a material distortion.

3

SIGNIFICANT CHANGES IN THE SCOPE OF CONSOLIDATION

Changes in 2007

(a)

Main acquisitions and business combinations

▪

On December 18, 2006, Thomson signed a long-term contract with ITV, the leading commercial broadcaster in the UK to transmit its six existing channels, including ITV1. The operations were transferred with effect from January 2, 2007 with the assets, staff and corresponding risks and rewards being assumed by Thomson from that date for a price of £ 4 million (equivalent to € 7 million at the date of transaction). The ITV operations have been consolidated from January 2, 2007 and are included in the Services segment. A preliminary purchase price allocation has been booked and will be yet finalized before year-end.

▪

On January 11, 2007, Thomson exercised its option to acquire the remaining 25% minority interests in Technicolor Universal Media Services LLC of America for US$ 16 million (equivalent to € 12 million at the date of transaction). This acquisition follows an initial transaction made in June 2002 by Thomson with the acquisition of 60% of the capital (as part of the overall acquisition of the Panasonic Disc Services business), completed by subsequent acquisitions representing a further 15% of the capital. The company is fully consolidated since June 25, 2002 and the option to acquire the minority interests was recorded as a financial liability at an estimated amount of approximately € 12 million as of December 31, 2006. As a consequence, the 2007 transaction had no significant impact on goodwill as the difference between the minority interests and the financial liability was already booked as goodwill as of December 31, 2006.

▪

On January 16, 2007, Thomson exercised its option to acquire the remaining 22% minority interests in Technicolor Network Services UK Limited (formerly Corinthian Television Facilities Ltd.) for a price of € 3 million. This acquisition follows an initial transaction made in October 2004 by Thomson with the acquisition of 78% of the capital. The company is fully consolidated since October 27, 2004 and the option to acquire the minority interests was recorded as a financial liability at an estimated amount of approximately € 3 million as of December 31, 2006. As a consequence, the 2007 transaction had no significant impact on goodwill as the difference between the minority interests and the financial liability was already booked as goodwill as of December 31, 2006.

▪

On February 13, 2007, Thomson acquired 51% interest subsequently increased to 63%, in Paprikaas Interactive Services Pty Limited (“Paprikaas”), a leading Indian animation and gaming cinematics firm for US$ 5 million paid in cash (equivalent to € 4 million at the date of transaction). Since then the company is consolidated and included in the Services segment. A preliminary purchase price allocation has been booked and will be yet finalized before year-end.

The acquisitions of ITV and Paprikaas have no significant impact on the Group balance sheet and statement of operations.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(b)

Main disposal

▪

On December 21, 2006, Thomson signed an agreement for the disposal of its accessories business in the U.S. with Audiovox Corporation. The closing of the transaction was finalized on January  29, 2007 for a price of US$ 59 million paid in cash (equivalent to € 42 million at average exchange rate over the period and € 44 million at the date of transaction), based on the level of working capital at that date.

The carrying amounts of the net assets as of the date of disposal were as follows:

(€ in millions)	Carrying amount as of the date of disposal
Net assets disposed of
Tangible and intangible assets	28
Inventories	25
Other assets	2
Provisions	(1)
Trade payables	(13)
Other liabilities	(1)
Total net assets disposed of	40

Disposal consideration
Cash consideration received	42
Total disposal price	42

Gain on disposal	2

Changes in 2006

(a)

Main acquisitions

▪

On January 13, 2006, Thomson acquired the network services business assets and liabilities of Electronic Data Systems, the company Convergent Media Systems ("Convergent"). These assets provide broadcast-quality, networked digital video services for business television, distance learning, and networked digital signage. The installed base is approximately 70 networks with 35,000 sites and 400,000 viewing locations. The purchase price was approximately US$ 37 million (equivalent to € 32 million at the date of transaction), still subject to an increase by up to US$ 4 million (€ 3 million at the June 30, 2007 exchange rate) dependent upon the performance of this company in 2007. Thomson consolidates this activity since January 13, 2006. Convergent reports in the Services segment.

▪

On January 26, 2006, Thomson took the control of 94% of the share capital of Canopus Co., Ltd ("Canopus"), a Japanese company listed on the Tokyo Stock Exchange, for a total consideration of ¥ 12 billion (equivalent to € 87 million at the date of transaction). Canopus is a Japan-based leader in high definition desktop video editing software. This acquisition was completed in two steps. First step, on December 5, 2005, Thomson acquired 33% of the share capital of Canopus Co., Ltd via a private agreement. Second step, Thomson launched a public tender offer for the remaining Canopus shares. The final closing took place on January 26, 2006, thus allowing the company to take control of an additional 61% of the share capital of Canopus. The purchase price was partially paid in cash and the remaining part by the delivery of 821,917 Thomson shares. On August 11, 2006, Thomson acquired the remaining 6% of the share capital for € 6 million and delisted this company from the Tokyo Stock Exchange. The company is fully consolidated since January 26, 2006. Canopus is included in the Systems segment.

▪

On June 23, 2006, Thomson acquired the remaining (16%) minority interests in the share capital of Nextamp, a French company specialized in the protection of video content with technologies known as watermarking for € 2 million paid in cash. This acquisition followed an initial transaction made in 2004 by Thomson with the acquisition of 10% of the share capital of Nextamp, and a second one made in 2005 with the acquisition of 74% of the capital for € 7 million paid in cash. The total cost of the purchase amounts therefore to € 9 million. The company is fully consolidated since June 17, 2005 and is included in the Technology segment.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

▪

On July 3, 2006 Thomson acquired for € 17 million the 49% minority interest of VCF Thématiques ("VCF"). This acquisition followed an initial transaction made in October 2005 whereby Thomson had acquired 51% of the share capital through a capital increase of € 17 million. The company is fully consolidated since October 27, 2005 and the optional amount due to the minority shareholder was recorded as a debt at an estimated amount of € 16 million as of December 31, 2005. VCF Thématiques is included in the Services segment.

▪

On October 4, 2006, Thomson acquired NOB Cross Media Facilities (“NOB CMF”), a subsidiary of Nederlands Omroepproduktie Bedrijf (“NOB”) for a total consideration of € 17 million. This company delivers global consulting and management services for the preparation, management, and electronic distribution of multiple forms of radio and video content on multiple media platforms. NOB is the state-owned entity which operates in broadcasting facilities activities in The Netherlands. NOB CMF is consolidated since October 4, 2006 and is included in the Services segment.

During the six months ended June 30, 2007, for all the acquisitions mentioned above, there has not been any significant movement in the provisional fair values booked as of December 31, 2006. For NOB, the purchase price allocation will be completed as required before the end of 2007.

(b) Main disposals

▪

In March 2006, Thomson transferred to a German company its remaining optical technology assets and employees.

▪

In October 2006, Thomson reached an agreement with TCL Multimedia Technology Holding Ltd. (“TCL Multimedia”), a company listed on the Hong Kong Stock Exchange and the parent company of TTE and TCL Corporation, to facilitate TTE's evolution in Europe, to secure the continuation of activities at Thomson's Angers factory as well as to resolve certain issues with the existing contractual framework. In particular, this agreement provided for the termination at the end of 2008 of the right granted by Thomson to TTE to use the "Thomson®" trademark for most of Europe. In addition, Thomson reached an agreement with TCL Corporation in October 2006 to terminate the lock-up period on the TCL Multimedia shares held by Thomson. On November 3, 2006 Thomson announced it had reduced its holding in TCL Multimedia to 753,888,095 shares, representing 19.32% of TCL Multimedia’s share capital, with the sale of 390,294,000 shares in a private placement. Following this sale, Thomson ceased to have a significant influence over TCL Multimedia and, as of that date no longer accounted its interests in TCL Multimedia under the equity method. Since this date, Thomson's remaining interest in TCL Multimedia is classified as an available-for-sale financial asset and has been gradually reduced down to approximately 3% at the end of June 2007.

4

INFORMATION BY BUSINESS SEGMENTS

The following comments are applicable to the two tables below:

-

The Technology, Systems and Services segments generate substantially all of their revenues respectively from royalties, sale of goods and sale of services.

-

The caption "Profit (loss) from continuing operations before tax and net finance costs" does not include intercompany items.

-

The captions "Amortization of customer relationships" and "Other depreciation and amortization" only relate to continuing operations and include amortization of customer advances (in “other depreciation and amortization”)

-

The caption "Other non-cash income (expenses)" includes mainly net variation of provisions without cash impact.

-

The caption "Loss from discontinued operations" is split by segment based on the initial reporting segment.

-

The caption "Other segment assets" includes advances to suppliers and to customers.

-

The caption "Total segment assets" includes all operating assets used by a segment and consists principally of receivables, inventories, property, plant and equipment and goodwill, net of depreciation and provisions. Amounts include advances to suppliers and to customers. Segment assets do not include income tax assets.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

-

The caption "Unallocated assets" includes mainly financial assets, current accounts with associates, income tax assets and assets held for sale (concerning mainly Systems).

-

The caption "Unallocated liabilities" includes mainly financial and income tax liabilities and liabilities classified as held for sale (concerning mainly Systems).

-

The caption "Capital employed" is defined as being the aggregate of net tangible and intangible assets (excluding goodwill), operating working capital and other current assets and liabilities (with the exception of provisions including those related to employee benefits, income tax, payables on acquisition of companies and payables to suppliers of fixed assets).

-

The caption "Capital expenditure" is before the net change in debt related to capital expenditure payable (for the six months ended June 30, 2007 and 2006, amounting to € (8) million and € (5) million, respectively).

-

The Displays & CE partnerships segment is run largely as a contract manufacturing operation for the benefit of other Group entities and third parties.

(€ in millions)	Technology	Systems	Services	Corporate	Displays & CE Partnerships	Consolidation Adjustments	Total
	Six months ended June 30, 2007
Statement of operations items
Revenues to external customers	272	1,263	1,091	6	19	-	2,651
Intersegment sales	12	10	-	39	25	(86)	-

Profit (loss) from continuing operations before tax and net finance costs	133	(6)	13	(41)	2	-	101
Out of which:
Amortization of customer relationships	-	(12)	(14)	-	-	-	(26)
Other depreciation and amortization	(11)	(49)	(104)	(2)	(1)	-	(167)
Other non-cash income (expenses)	(2)	(26)	(55)	(2)	31	-	(54)

Loss from discontinued operations	(10)	(56)	-	-	-	-	(66)

Balance sheet items
Assets
Operating segment assets	203	1,231	1,563	34	44	-	3,075
Goodwill	25	638	1,055	-	-	-	1,718
Other segment assets	172	266	426	558	89	-	1,511
Total segment assets	400	2,135	3,044	592	133	-	6,304
Interests in associates	4	-	-	1	7	-	12
Unallocated assets							955
Total consolidated assets							7,271

Liabilities
Segment liabilities	259	898	632	553	286	-	2,628
Unallocated liabilities							2,628
Total consolidated liabilities (without equity)							5,256

Other information
Capital expenditure	(11)	(52)	(60)	(1)	-	-	(124)
Capital employed	150	643	1,384	(54)	10	-	2,133

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(€ in millions)	Technology	Systems	Services	Corporate	Displays & CE Partnerships	Consolidation Adjustments	Total
	Six months ended June 30, 2006
Statement of operations items
Revenues to external customers	263	1,181	1,112	13	60	-	2,629
Intersegment sales	19	11	-	44	8	(82)	-

Profit (loss) from continuing operations before tax and net finance costs	140	24	8	(39)	(25)	-	108
Out of which:
Amortization of customer relationships	-	(13)	(15)	-	-	-	(28)
Other depreciation and amortization	(7)	(38)	(125)	(3)	(1)	-	(174)
Other non-cash income (expenses)	7	(22)	(29)	(11)	(9)	-	(64)

Share of loss from associates	-	-	-	-	(42)	-	(42)
Loss from discontinued operations	(4)	(67)	-	-	(3)	-	(74)

Other information
Capital expenditure	(13)	(54)	(73)	(3)	(1)	-	(144)
Capital employed	28	559	1,555	(29)	47	-	2,160

5

SELLING AND ADMINISTRATIVE EXPENSES AND OTHER INCOME (EXPENSE)

(€ in millions)	Six months ended June 30, 2007	Six months ended June 30, 2006
Selling and marketing expenses	(153)	(140)
General and administrative expenses	(195)	(183)
Total selling and administrative expenses	(348)	(323)
Other income (expense) (1)	18	(26)

(1)

The line “Other income (expense)” includes the following elements:

a.

Restructuring expenses amounting to € (64) million and € (31) million for the six months ended June 30, 2007 and 2006, respectively and are detailed in Note 19.1.

b.

US medical benefit curtailment gain amounting to € 49 million for the six months ended June 30, 2007, mostly related to the Displays & CE Partnership segment (see Note 18).

c.

Gain on disposal of land and buildings amounting to € 42 million (relating to the Services segment) for the six months ended June 30, 2007.

6

RESEARCH AND DEVELOPMENT EXPENSES

(€ in millions)	Six months ended June 30, 2007	Six months ended June 30, 2006
Research and development expenses, gross	(176)	(168)
Capitalized development projects	38	40
Amortization of research and development intangible assets (*)	(24)	(13)
Subsidies	11	3
Research and development expenses, net	(151)	(138)

(*)  Excluding a part of amortization charge which is recorded in “Cost of sales”.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

7

NET FINANCE COSTS

(€ in millions)	Six months ended June 30, 2007	Six months ended June 30, 2006
Interest income	11	9
Interest expense (1)	(59)	(47)
Interest expense, net	(48)	(38)

Financial component of pension plan expense	(12)	(13)
Other financial charges	(2)	(2)
Exchange profit (loss) (2)	4	5
Change in fair value on financial instrument (loss)	(3)	(3)
Change in fair value of the SLP convertible bond (3)	19	16
Other	2	(10)
Other financial (expense) income, net	8	(7)

Total Finance costs - net	(40)	(45)

(1)

From January 1, 2005 under IAS 32 the option components of our convertible bonds are split out and accounted for separately and the effective interest rate is used to calculate the interest expense.  The IFRS impact for our convertible bonds compared to the accounting treatment under French GAAP (use of nominal rate) is an additional interest charge of € 4 million for both the first half 2007 and the first half 2006.

(2)

Including € 1 million exchange gain related to the embedded derivative of the SLP convertible bond in the six months ended June 30, 2007 and 2006.

(3)

Represents the change in fair value of the embedded derivative contained in the SLP convertible bond which is accounted for separately from the debt component of the bond.

8

INCOME TAX

The income tax expense for the six months ended June 30, 2007 and 2006 is determined using the year-end 2007 and 2006 forecast effective tax rate. This rate is computed on a country-by-country basis and is in a range between 15 % to 40% for 2007 and 2006.

The income tax charge for the six months ended June 30, 2007 amounted to € 15 million (compared to € 18 million for the six months ended June 30, 2006).

The current tax charge is comprised of withholding taxes and corporate taxes in countries where the Group has no loss carryforwards, notably in the UK and Australia.

Analysis of variations of deferred tax assets and liabilities:

(€ in millions)	Deferred tax assets	Deferred tax liabilities	Total, Net deferred tax assets
At December 31, 2006	397	(143)	254
Changes impacting the period result	19	(4)	15
Other movement (*)	9	(1)	8
At June 30, 2007	425	(148)	277

(*) In 2007, this caption includes the impact of change in scope (€ 7 million).

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9

DISCONTINUED OPERATIONS

On December 21, 2006, Thomson signed an agreement for the disposal of its accessories business in the U.S. with Audiovox Corporation. The closing of the transaction was finalized on January 29, 2007 (see Note 3 for details on the impact of this disposal).

The results of these discontinued operations are as follows:

(€ in millions)	Six months ended June 30, 2007 (*)	Six months ended June 30, 2006 (*)
Revenues	225	384
Cost of sales	(196)	(342)
Gross Margin	29	42
Expenses other than impairment of assets	(76)	(108)
Loss on impairment of assets (1)	(19)	-
Gain on sale of discontinued operations	2	-
Loss from operations before tax and net finance cost	(64)	(66)
Net interest expense (2)	-	1
Other financial expense	(1)	(6)
Income tax (3)	(1)	(3)

Loss from discontinued operations	(66)	(74)

(1) Corresponds to an impairment to record tangible and intangible assets to their fair value less costs to sell.

(2) Consisting of € 1 million interest gain for the six months ended June 30, 2006 (no interest gain or loss for the six months ended June 30, 2007).

(3) There is no significant income tax related to the gain on the disposal of the discontinued operations.

(*) The result is mainly relating to the AVA business.

The assets and liabilities attributable to the discontinued operations and not yet sold as of December 31, 2006 and as of June 30, 2007 have been classified as held for sale in the Group balance sheet and presented separately from other assets.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The major classes of assets and liabilities comprising the activities classified as held for sale are as follows:

(€ in millions)	Six months ended June 30, 2007	Year ended December 31, 2006
Tangible and intangible assets	8	56
Other assets	2	5
Inventories	81	103
Trade receivable and other receivables	101	100
Total - Assets classified as held for sale	192	264

Restructuring and other provisions	22	30
Borrowings	12	6
Trade and other payables	139	196
Total - Liabilities classified as held for sale	173	232

10

 PROPERTY, PLANT AND EQUIPMENT

(€ in millions)	Land	Buildings	Machinery & Equipment	Other Tangible Assets (1)	Total
At December 31, 2006
Cost	43	218	1,240	230	1,731
Accumulated depreciation	(5)	(88)	(713)	(112)	(918)
Net amount	38	130	527	118	813

Six months ended June 30, 2007
Opening net amount at January 1, 2007	38	130	527	118	813
Exchange differences	(1)	(1)	(3)	(1)	(6)
Additions	-	-	54	27	81
Disposals (2)	(21)	(31)	(3)	(1)	(56)
Depreciation charge	-	(6)	(74)	(11)	(91)
Impairment loss	-	-	(2)	(1)	(3)
Other	-	2	21	(23)	-
Closing net amount at June 30, 2007	16	94	520	108	738

At June 30, 2007
Cost	21	178	1,272	222	1,693
Accumulated depreciation	(5)	(84)	(752)	(114)	(955)
Net amount	16	94	520	108	738

(1) Includes tangible assets in progress.

(2) During the period, transactions were entered into relating to different real estate within the Services segment for a total net book value of € 54 million.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11

GOODWILL AND OTHER INTANGIBLE ASSETS

(€ in millions)	Patents & trademarks	Customer relationships	Other intangibles (1)	Total intangible assets	Goodwill
At December 31, 2006
Cost	522	644	440	1,606	1,719
Accumulated amortization and impairment	(146)	(187)	(202)	(535)	(5)
Net amount	376	457	238	1,071	1,714

Six months ended June 30, 2007
Opening net amount at January 1, 2007	376	457	238	1,071	1,714
Exchange differences	(6)	(7)	(2)	(15)	(21)
Acquisition of subsidiary (2)	-	(2)	-	(2)	25
Additions	1	-	59	60	-
Amortization charge	(9)	(26)	(46)	(81)	-
Other	-	(5)	4	(1)	-
Closing net amount at June 30, 2007	362	417	253	1,032	1,718

At June 30, 2007
Cost	514	626	497	1,637	1,723
Accumulated amortization and impairment	(152)	(209)	(244)	(605)	(5)
Net amount	362	417	253	1,032	1,718

(1)   Includes capitalized development projects, software acquired or developed and acquired technologies on a stand-alone basis or as part of a business combination.

(2)   This line item includes the impact of the acquisitions of the period described in Note 3 and the definitive impact of purchase price allocations of previous year acquisitions.

In 2006 and for the six months ended June 30, 2007, no goodwill impairment has been recognized.

12

INVESTMENTS AND AVAILABLE-FOR-SALE FINANCIAL ASSETS

(€ in millions)	Listed securities	Unlisted securities (1)	Total
At December 31, 2006	247	19	266
Disposals (2)	(32)	-	(32)
Fair value adjustment (3)	(4)	-	(4)
Foreign exchanges differences	-	(1)	(1)
At June 30, 2007 (4)	211	18	229

(1)

This caption includes minority positions in unquoted companies strategic to the Group.

(2)   Total cash received from these disposals amounts to € 36 million and relates to the sale of TCL Multimedia shares.

(3)

This caption includes fair value adjustments recorded directly in equity (€ 1 million related to TCL and € (5) million related to Videocon securities).

(4)

As of June 30, 2007, the amount of available-for-sale financial assets consists mainly of Videocon securities and TCL Multimedia shares.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13

INVENTORIES

(€ in millions)	Six months ended June 30, 2007	Year ended December 31, 2006
Raw materials	122	127
Work in process	43	48
Finished goods and purchased goods for resale	287	235
Gross Value	452	410
Less: valuation allowance	(49)	(44)
Total	403	366

The European “Restriction of Hazardous Substances (RoHS)” Directive places restrictions on lead and certain other substances contained in specified electronic products, including some of the Group products sold in the European Union after June 2006 (within the Systems segment). The cost of compliance with this directive for some products mainly made by Thomson’s Broadcast & Network businesses cannot be precisely determined before the member states issue their final implementation guidance and the Commission publishes its final ruling on some remaining requests for exemptions currently under review. At June 30, 2007, manufacturers are awaiting decisions from the Commission to several Requests for Exemptions filed in 2005 and 2006 including notably the general category of Last Time Buy (LTB) components or specialized LTB assemblies. The Group anticipates a satisfactory resolution to the LTB issue. Failure to obtain these exemptions would mean limited additional cost of redesign for Thomson’s Broadcast & Network businesses as most products have already been redesigned in compliance with RoHS.

14

CASH AND CASH EQUIVALENTS

(€ in millions)	Six months ended June 30, 2007	Year ended December 31, 2006
Cash	229	346
Cash equivalents	520	965
Total (1)	749	1,311

(1)

Including deposits of € 55 million at both June 30, 2007 and December 31, 2006 by TCE Television Taiwan which guarantees loans to Thomson for the same amounts.

15

SHAREHOLDERS’ EQUITY

(a) Common stock and additional paid-in capital

The Board meeting of May 15, 2007 decided to decrease the share capital by 9,375,000 euros to 1,017,642,360 euros by cancellation of 2,500,000 treasury shares owned by the Group.

	June 30, 2007	December 31, 2006
Outstanding number of shares	271,371,296	273,871,296
Nominal value in euros	3.75	3.75
Thomson share capital in euros	1,017,642,360	1,027,017,360

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

 (b) Treasury shares

	June 30, 2007	December 31, 2006
Number of Treasury shares at opening	12,644,453	16,356,540
Movements of the period
purchased in the period (1)	3,044,730	-
sold in the period (1)	(2,930,795)	-
delivered	(2,314,303)	(3,712,087)
cancelled	(2,500,000)	-
Number of Treasury shares held at closing	7,944,085	12,644,453
Shares sold but not yet delivered (Inventel and Cirpack) (2)	(347,457)	(2,568,400)
Number of Treasury shares held adjusted with shares to be delivered	7,596,628	10,076,053
Treasury stock at cost in euros	178,799,711	225,305,043

(1)

purchases and sales of Thomson shares in the framework of a liquidity contract put in place in April 2007.

(2)

adjusted to potential additional shares.

In the six months ended June 30, 2007, 2,314,303 shares were delivered out of which 1,487,524 for Cirpack and 826,779 for Inventel.

(c) Dividends and distributions

The Shareholder’s Meeting convened on May 15, 2007 approved a total distribution of € 87 million which represents € 0.33 per share. The distribution was paid in July 2007.

The payment of the proposed distribution eliminates the option not to pay the dividend due to the owners of the subordinated perpetual notes for the related 12-month period (September 26, 2006 – September 25, 2007). Of the dividend thereby payable, € 8 million is accounted as an additional distribution in respect of the 2006 financial period, € 14 million for the six months ended June 30, 2007 and € 7 million as distribution for the period July 1, 2007 until September 25, 2007. The whole amount (€ 29 million) is deducted from the equity as of June 2007 and presented as a liability.

(d) Net Equity Hedging Reserve

Gains and losses on hedging instruments accounted for as cash-flow hedges are recognized directly in equity. At December 31, 2006, € 2 million in losses on hedging instruments were recognized in equity and removed from equity during the six months ended June 30, 2007 and included in statement of operations.  At June 30, 2007 € 3 million in gains on hedging instruments were recognized in equity.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16

DERIVATIVE FINANCIAL INSTRUMENTS

The fair value of all derivative financial instruments is shown in the table below.  Interest rate swap contracts are calculated by discounting the future cash flows. However, for complex swaps, the marked-to-market value is determined by independent financial institutions.  The fair value of forward exchange contracts and currency swaps are computed by discounting the difference between the forward contract rate and the market forward rate and by multiplying it by the nominal amount. The fair value of options is calculated using standard option pricing methods and verified with independent financial institutions.

(€ in millions)	June 30, 2007		December 31, 2006
	Assets	Liabilities	Assets	Liabilities
Interest-rate swaps – not designated as hedges (1)	-	1	2	-
Interest-rate swaps – fair value hedges (1)	2	21	5	13
Equity options (SLP bond conversion option)	-	18	-	38
Total non-current	2	40	7	51
Forward foreign exchange contracts- cash flow and fair value hedges	4	3	5	9
Forward foreign exchange contracts- not designated as hedges (2)	1	-	2	1
Currency options	2	-	1	-
Equity options	1	-	-	-
Total current	8	3	8	10
Total	10	43	15	61

(1)

The notional principal amount of the outstanding interest rate swap contracts at June 30, 2007 was € 806 million (December 31, 2006: € 822 million) all of which were long term. At June 30, 2007, the fixed interest rates vary from 4.13% to 6.33% (at December 31, 2006, 2.12% to 6.33%) and the floating rates are based on US$-LIBOR and £-LIBOR.

(2)

Hedges of debt and cash denominated in foreign currency; both the derivative and the debt/cash are marked-to-market and the foreign exchange gain or loss is taken in income.

Credit risk on these financial derivative assets arises from the possibility that counterparties may not be able to meet their financial obligations to Thomson. The maximum risk is the marked-to-market carrying values shown in the table above, that is, € 10 million at June 30, 2007 and € 15 million at December 31, 2006.

17

BORROWINGS

17.1

Analysis by nature

(€ in millions)	June 30, 2007	December 31, 2006
Debt due to financial institutions	1,774	2,116
Convertible/exchangeable bond (March 2002)	13	12
Convertible/exchangeable bond (September 2004)	348	352
Bank overdrafts	103	111
Other financial debt (1)	36	61
Accrued interest	11	17
Total	2,285	2,669
Total non-current	1,329	1,393
Total current	956	1,276

(1)

Includes debts related to commitments to purchase minority interests and put options granted to minority interests for nil as of June 30, 2007 and 16 million as of December 31, 2006.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

17.2

Main features of the Group's borrowings

(a) Maturity

(€ in millions)	June 30, 2007	December 31, 2006
Total current debt (less than one year)	956	1,276
Between 1 and 3 years	183	123
Between 3 and 5 years (1)	517	611
Over 5 years	629	659
Total non-current debt	1,329	1,393
Total debt	2,285	2,669

(1) The convertible bond issued to Silver Lake Partners LLC (accounted for € 343 million excluding the coupon payable at June 30, 2007) has a maturity of September 16, 2010 and is shown above as being due between 3 and 5 years but the investor has a put from September 16, 2008.

(b) Interest rate characteristics

The table below presents the periods for which the interest rates on Thomson’s debt are fixed for its debt with maturity greater than one year, the debt under one year being considered as floating.

(€ in millions)	Amounts at June 30, 2007 with interest rate fixed for the following periods
	Less than 1 year	1 year to 5 years	Greater than 5 years	Total
Total borrowings	1,139	626	520	2,285
Effect of interest rate swaps	509	(146)	(363)	-
Net	1,648	480	157	2,285

(c) Effective interest rates

	June 30, 2007	December 31, 2006
All borrowings (including impact of interest rate swaps):	4.92%	4.60%
Of which convertible bonds:	5.76%	5.76%

(d) Analysis of borrowing by currency

(€ in millions)	June 30, 2007	December 31, 2006
Euro	956	1,258
US Dollar	1,175	1,228
Other currencies	154	183
Total debt	2,285	2,669

(e) Undrawn credit lines

(€ in millions)	June 30, 2007	December 31, 2006
Committed lines, expiring in greater than one year (1)	1,750	1,350
Uncommitted lines(2)	815	838

(1) The Group’s € 1.75 billion committed facility, although undrawn at June 30, 2007 serves as back-up to the Group’s French commercial paper program which has an outstanding amount of € 730 million at June 30, 2007.

(2) The amount shown is the full credit line amount less borrowings; the uncommitted lines were also used for non-borrowing purposes (foreign exchange settlement risk, documentary credits, customs guarantees, etc.).

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

 (f) Financial covenants

Two of Thomson’s financing agreements have covenants pertaining to the Group’s consolidated financial situation: the senior notes issued privately to institutional investors in a total amount of € 936 million and a € 33 million Mexican finance lease.  These financings are subject to two financial covenants:  (i) maintenance of a minimum ratio of profit from continuing operations and before tax, finance and restructuring costs to net interest expense of 3 to 1 and (ii) a maximum ratio of net debt to net worth of 1 to 1.

As of June 30, 2007, Thomson is compliant with both of these covenants.

18

RETIREMENT BENEFITS OBLIGATIONS

18.1

Summary of the benefits

(€ in millions)	Pension plan benefits	Medical post-retirement benefits	Total
Opening provision	438	134	572 (*)
Net Periodic Pension Cost	17	4	21
Benefits paid	(29)	(7)	(36)
Actuarial (gains) losses recognized in SORIE (1)	(39)	(6)	(45)
Effect of curtailment (2)	-	(49)	(49)
Currency translation adjustments and other	(2)	(1)	(3)
Closing provision at June 30, 2007	385	75	460 (*)

(1) Additional to the € (45) million of actuarial gains, a € 1 million actuarial loss has also been recognized in the Statement Of Recognized Income and Expense (SORIE) for the period ended June 30, 2007 related to the reimbursement right recognized as an asset (in relation with its medical postretirement benefits plan in the United States).

(2) On June 2007, Thomson has curtailed and eliminated certain post-retiree medical benefit to U.S. employees which follows a first similar curtailment in October 2006. This plan changes mainly (i) increased gradually the retires’ share of costs for medical and drug benefits beginning on January 1, 2009, (ii) changed the medical and prescription drug design for 50-64 years olds and (iii) Eliminated retiree life insurance for active employees. These plan changes have been accounted for as a curtailment. The net resulting effect is a € 49 million gain recorded in income (which effect is shown in our balance sheet as a € 49 million decrease of our obligation).

(*)

Out of which current portion amounts to respectively € 66 million and € 67 million for June 30, 2007 and for December 31, 2006.

18.2

Elements of the statement of operations

Total expense for pensions and other benefits for the six months ended June 30, 2007 and 2006 is detailed as follows:

(€ in millions)	Pension plan benefits		Medical post-retirement benefits		Total
	Six months ended		Six months ended		Six months ended
	June 2007	June 2006	June 2007	June 2006	June 2007	June 2006
Service cost	9	11	-	1	9	12
Financial component of benefits (1)	14	12	4	10	18	22
Expected return on plan assets (1)	(6)	(4)	-	-	(6)	(4)
Effect of curtailment (2)	-	-	(49)	-	(49)	-
Amortization of prior service costs	-	-	-	(1)	-	(1)
Total Net Periodic Pension Cost	17	19	(45)	10	(28)	29

(1) Of which respectively € 12 million and € 13 million net, are posted for the periods ended June 30, 2007 and 2006 presented in Profit from continuing operations (in Finance costs, net).

(2) Effect of curtailment relates to the medical post-retirement benefits plan changes which occurred in 2007 and is described above. In 2007, the net gain of the medical plan changes amounts to € 49 million and is mainly related to the ex-TV business and as such mostly credited to Display & CE Partnership segment. The net curtailment gain is broken down into € 48 million gain on the obligation and € 1 million of unrecognized prior service cost.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Financial component of pension plan expenses, expected return on assets, financial components on any reimbursement rights are recognized through financial income.

19

PROVISIONS FOR RESTRUCTURING AND OTHER CHARGES

19.1

Restructuring provisions

(€ in millions)	Restructuring provisions
Opening provisions	120
Current year expense (1)	74
Release of provision (1)	(6)
Usage during the period	(87)
Other movements	(5)
Closing provisions at June 30, 2007	96
Of which current	57
Of which non-current	39

(1) Restructuring expenses, net of release have been posted as follows in the condensed interim consolidated statements of operations:

(€ in millions)	June 30, 2007	June 30, 2006
Profit from continuing operations
Termination costs	(62)	(31)
Impairment of assets	(2)	-
Other income (expense)	(64)	(31)

Profit from discontinued operations	(4)	(4)
Total restructuring expenses	(68)	(35)

19.2

Other provisions

(€ in millions)	Warranty	Others	Total (1)

At December 31, 2006	40	153	193
Current period additional provision	31	15	46
Release of provision	(3)	(7)	(10)
Usage during the period	(31)	(35)	(66)
Currency translation adjustments and other (including reclassification)	5	(27)	(22)
At June 30, 2007	42	99	141

(1)

Split of total provisions between non-current and current:

- as of June 30, 2007, € 58 million classified as non-current and € 83 million as current.

- as of December 31, 2006, € 107 million  classified as non-current and € 86 million as current.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

20

SHARE BASED PAYMENTS

Significant assumptions used

The estimated fair values of the options granted were calculated using the Black-Scholes option pricing model. The inputs into the model were the same as those used as of December 31, 2006.

Movements of the period

-

The Board of Directors of the Group held on June 21, 2007 decided to launch a Free Share Plan. According to this plan, Thomson will grant its eligible employees 20 Thomson newly issued shares for free. The vesting period of the shares depends on the country and specific local rules. The vesting period is therefore 2 years for France and some other European countries and 4 years for some countries such as the United States. The grant conditions are the following:

o

Presence in the Group at the end of the vesting period, and

o

A lock-up period for some countries (2 years for France and some other European countries, no lock-up period for the United States).

Free Share Plan
Type of plan	Free Shares
Day of grant	June 21, 2007
Number of options granted	464,060
Initial number of beneficiaries	23,203
Vesting date	From June 21, 2009 to June 21, 2011
Option life	-
Exercise price	-
Estimated fair values of the options granted	From 12.41€ to 13.08 €
Number of options cancelled since the beginning of the plan	-
Number of options outstanding	464,060

The compensation expense related to the free share plan has been estimated with a pricing model similar to the one used for the other option plans. The fair value of the 464,060 free shares granted amounted to € 5 million at grant date and will be spread over the vesting period. As the plan was granted at the end of June 2007, the expense booked for the six months ended June 30, 2007 regarding this plan is not significant.

-

On April 20, 2005, Thomson acquired 100% of Cirpack. In addition to the total consideration paid for the acquisition, a maximum number of 2,101,756 Thomson shares were granted at a cost of € 20.23 per share depending on retention conditions and 50% vested in April 20, 2006 and 50% in April 20, 2007. The options vested on April 20, 2007 were not exercised. These 1,012,337 options are cancelled as of June 30, 2007.

Impacts on the financial statements

The compensation expenses charged to income during the period for the services received over the period (using a turnover assumption of 8%) are the following:

(€ in millions)	Six months ended June 30, 2007 (*)	Six months ended June 30, 2006

Employees subscription options plans	(6)	(4)
Retention plans	-	(2)
TOTAL	(6)	(6)

(*) The counterpart of this expense has been credited to equity as of June 30, 2007.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

21

EARNINGS PER SHARE

The calculation of the diluted earnings per share attributable to the ordinary equity holders of the parent presented is as follows:

	Six months ended June 30, 2007	Six months ended June 30, 2006
Numerator: Adjusted profit from continuing operations attributable to ordinary shareholders (€ in millions) (1)	30	(17)

Denominator (weighted shares in thousands)	288,531	286,510
Of which
SLP convertible bond (September 2004)	24,562	23,420
Cirpack and Inventel options (weighted)	1,516	2,738
Other stock options	71	203

(1) Profit from continuing operations is adjusted by the following items:

(€ in millions)	Six months ended June 30, 2007	Six months ended June 30, 2006
Profit from continuing operations	46	3
Profit from continuing operations attributable to ordinary shareholders	46	3
Interest payable on subordinated notes (net of tax)	(9)	(9)
Profit from continuing operations attributable to ordinary shareholders for basic earnings per share	37	(6)
Cancellation of the fair value gain on the derivative element of the SLP convertible bond and of the interests expensed in the period (net of tax)	(7)	(11)
Adjusted profit from continuing activities attributable to ordinary shareholders for diluted earnings per share	30	(17)

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

22

ACQUISITIONS, DISPOSALS AND OTHER CASH OPERATIONS IMPACTING THE CONSOLIDATED STATEMENTS OF CASH FLOWS

(a) Acquisition of subsidiaries, associates and investments

(€ in millions)	Six months ended June 30, 2007	Six months ended June 30, 2006
Nextamp	-	(2)
ITV	(7)	-
Paprikaas	(4)	-
NOB	(6)	-
Other	(5)	(8)
Convergent	-	(31)
Canopus	-	(75)
Thales Broadcast & Multimedia	-	(133)
Acquisition of investments	(22)	(249)
Less cash position of companies acquired	1	17
Acquisition of investments, net	(21)	(232)

(b) Changes in working capital and other assets and liabilities

Pursuant to its policy of managing credit risk, Thomson now routinely factors certain trade accounts receivable in Europe and North America. Thomson sold trade receivables in its continuing operations without recourse in the six months ended June 30, 2007 for an amount of € 219 million (€ 109 million during the six months ended June 30, 2006 and € 186 million for the full year 2006).

(c) Net cash used in discontinued operations

In the six months ended June 30, 2007, the cash outflow related to discontinued operations amounts to € 83 million (€ 112 million of operating cash outflow partially compensated by investing (€ 27 million) and financing (€ 2 million) cash inflows (cf. below)).

As mentioned in Note 3, Thomson sold in 2007 to Audiovox Corporation its U.S. Accessories business for an amount of US$ 59 million based on net assets and working capital at this date, which corresponds to € 44 million (at the date of payment).

In 2006, the cash outflow related to discontinued operations amounts to € 275 million.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

23

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table provides information regarding the aggregate maturities of contractual obligations and commercial commitments as of June 30, 2007 for which the Group is either obliged or conditionally obliged to make future cash payments. This table includes firm commitments that would result in unconditional or conditional future payments, but excludes all options since the latter are not considered as firm commitments or obligations. When an obligation leading to future payments can be cancelled through a penalty payment, the future payments included in the tables are those that management has determined most likely to occur given the two alternatives.

The Group provides certain guarantees to third parties (financial institutions, customers, partners and government agencies) to ensure the fulfilment of contractual obligations by Thomson and its consolidated subsidiaries in the ordinary course of their business. The guarantees are not shown in the table below as they do not increase the Group’s commitments in relation to the initial commitments undertaken by the entities concerned. They include mainly performance guarantees, in particular for the play-out activity and long-term contracts related to the Broadcast activity.

In the normal course of its activity, the Services segment may provide guarantees to its customers on the products stored and then distributed against any risk or prejudice that may occur during manufacturing, storage or distribution. Such guarantees provided are covered by insurance. Guarantees provided by entities of the Group for securing debt, finance leases, operating leases or any other obligations or commitments of other entities of the Group are not included as the related obligations are already included in the table below.

No material commitment is omitted in this Note, in accordance with IFRS.

Unconditional and conditional Future payments		Amount of commitments by maturity
(€ in millions)	June 30, 2007	Less than 1 year	1 – 3 Years	3 – 5 years	More than 5 years

Unconditional future payments
On balance sheet obligations:
Debt excluding finance leases (1)	2,225	951	168	491	615
Finance leases (2)	60	5	15	26	14
Payables on acquisition of companies	20	20	-	-	-
Off balance sheet obligations:
Operating leases (3)	498	96	160	99	143
Purchase obligations (4)	189	140	42	7	-
Other unconditional future payments (5)	13	10	2	1	-

Total Unconditional future payments (*)	3,005	1,222	387	624	772

Conditional future payments
Off balance sheet obligations:
Guarantees given (6)	116	97	1	1	17
Standby letters of credit (7)	45	45	-	-	-
Other conditional future payments (8)	56	15	23	7	11

Total Conditional future payments (*)	217	157	24	8	28

(*)

"Total Unconditional future payments" and "Total Conditional future payments" as of December 31, 2006 amounted respectively to € 3,398 million and € 241 million on continuing operations. The above table is only related to continuing operations. Contractual obligations and commercial commitments on discontinued operations, unconditional and conditional, amount to € 19 million and to € 23 million respectively as of June 30, 2007.

(1)

Debt is reported for its principal amount and accrued interest. Future interest expense and the impact of interest rate swaps are not reported in this table. Currency swaps, hedging operations and foreign exchange options are described below in a separate table.

(2)

The main finance leases relate to the Services segment (€ 33 million in Mexico and € 16 million in the UK).

(3)

Operating leases are described below in this note.

(4)

These include in particular commitments to buy advertising space for € 65 million in the Group’s cinema advertising activity and to acquire minimum volumes from Asian suppliers for € 45 million as well as future payments related to Film Laboratory and Post Production Services agreements..

(5)

Other unconditional future payments relate in particular to maintenance and IT contracts.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(6)

These guarantees comprise:

▪

Guarantees given for disposal of assets for € 64 million,

▪

Guarantees for customs duties and legal court proceedings for € 35 million, comprising mainly duty deferment guarantees required by the customs administrations to benefit from customs duty deferments. Imported goods are normally taxed when they enter the territory. In the case of regular import flows, customs may grant an economic regime, under which a cumulated duty payment is made after a determined one-month credit period. The carrying value of this guarantee is to cover the duties to be paid during the credit period.

▪

Various operational guarantees granted to customs administrations in order to be exempt from duties on goods transiting through customs warehouses for re-exportation, and transit guarantees in order that taxes are paid on goods only at their final destination in the import country. The maturity of these bank guarantees match the one-month renewable term of the agreements.

(7)

Standby letters of credit relate mainly to guarantees in favour of US employer insurance companies for € 26 million.

(8)

Conditional obligations include contingent earn out payments related to the purchase of 20% of Technicolor Digital Cinema L.L.C. and other obligations.

Additional information:

▪

Guarantees and commitments received amount to € 210 million as of June 30, 2007 mainly related to the Thomson Licensing activity.

Commitments related to financial instruments

Commitments related to financial instruments held by the Group generate both future cash payments and receipts. Therefore they have not been disclosed in the table above. These commitments are disclosed in the following table as follows:

▪

Forward exchange contracts, swaps and options: for their related cash inflow and outflow amounts.

▪

Metals hedging contracts (cash settled): for the underlying notional amount.

▪

Interest rate swaps: for the underlying nominal debt amounts.

(€ in millions)	June 30, 2007
Currency swaps	884
Forward exchange contracts	541
Interest rate swaps	806
Metals hedging contracts	8
Foreign exchange options	110
Total commitments given	2,349

Currency swaps	885
Forward exchange contracts	541
Interest rate swaps	806
Metals hedging contracts	8
Foreign exchange options	111
Total commitments received	2,351

Operating leases

Commitments related to future minimum and non-cancellable lease payments are detailed below:

(€ in millions)	June 30, 2007 (1)
Minimum future lease payments	498
Future lease payments commitments received (2)	(66)
Net value of future lease commitments	432

(1)   Minimum operating lease payments shown are not discounted.

(2)

Includes mainly operating lease payments from customers of our Network Services activities within the Services segment.

24

CONTINGENCIES

In the normal course of the business, the Group is involved in various legal proceedings and is subject to tax, customs and administrative regulation. The Group’s general policy is to accrue a reserve when a risk represents a contingent liability towards a third-party and it can be reasonably estimated.

Significant pending legal matters include the following:

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Italian tax litigations

Videocolor

The Italian “Guardia di Finanza” tax police conducted a tax verification of the Italian subsidiary of the Group, Videocolor S.p.A. ("Videocolor"), which had exported picture tubes to Thomson, Inc. during the years 1993 through 1998. In its report transmitted to the Italian Direct Taxes Local Office in December 1999, the Guardia di Finanza recommended increasing the prices of the tubes exported to Thomson, Inc., and, as a consequence, increasing the taxable income of Videocolor S.p.A. The taxable income increase, as proposed for the years 1993 through 1998, with regard to picture tube prices, amounts to € 31 million. With regard to the years 1993 and 1994, Videocolor S.p.A. elected in May 2003 after having received partially favorable decisions from the Courts, to apply for the new tax amnesty, enacted by the Italian Parliament in 2003 and paid a total amount of € 1 million following this amnesty application. Videocolor is able to use all the tax losses originating from 1993 and the previous years.

With regard to the year 1995, the Direct Taxes Local Office gave notice in 2001 of an assessment resulting in (i) additional taxes amounting to € 4 million and (ii) tax penalties amounting to € 4 million (before interest). The taxable income increase, as proposed for 1995, also mainly relates to picture tube prices. Videocolor S.p.A. appealed this assessment on October 25, 2001, before the competent tax jurisdiction of Frosinone in Italy, which made a decision on March 17, 2003 to reject almost all of the assessment of the Italian Tax authorities. Tax office appealed this decision, on October 30, 2003 before the court of Latina, and Videocolor S.p.A. challenged this appeal on June 25, 2004. The judgment published on November 20, 2006, was partially positive for Videocolor, as the court confirmed an assessment amounting to € 2 million, including penalties. The company is currently checking the possibility to appeal the sentence before the Supreme Court, as this assessment is not based on the OECD principle on transfer prices.

On September 2002, the Direct Taxes Local Office gave notices of two assessments with regard to 1996 and 1997 fiscal years resulting in (i) additional taxes amounting to € 3 million and € 2 million, respectively and (ii) tax penalties amounting to € 3 million and € 2 million, respectively. Videocolor S.p.A. challenged the assessments before the competent tax jurisdiction of Frosinone on December 9, 2002, which decided, on November 15, 2004, to reject almost all of the assessments of the Italian Tax authorities. The Tax office appealed this decision, on December 12, 2005 before the court of Latina, and Videocolor S.p.A. challenged this appeal on February 10, 2006.

On December 17, 2003, the Direct Taxes Local Office gave notice of an assessment with regard to 1998 fiscal year resulting in (i) additional taxes amounting to € 0.1 million and (ii) penalties amounting to € 0.1 million. Videocolor S.p.A. appealed this assessment on March 2, 2004 before the competent tax jurisdiction of Frosinone in Italy, which decided, on December 9, 2005, to reject almost all of the assessments of the Italian Tax authorities.

On a global basis, if the 1995 assessment as per the November 20, 2006 decision is applied to the whole period 1995 to 1998, the maximum risk, including penalties, would amount to € 2 million.

Thomson sold Videocolor in February 2005, but remains responsible for this case because of the guarantees given to the buyer of Videocolor.

Thomson Multimedia Sales Italy

On May 24, 2006, the “Guardia di Finanza” concluded a global tax verification on Thomson Multimedia Sales Italy related to 2003 and issued an assessment challenging (i) some deductions, (ii) the tax benefits of a legal entities reorganization and (iii) the recovery of VAT on sales commissions. The “Guardia di Finanza” also considered that, for the period 2003-2005, Thomson Multimedia Sales Europe (a French entity) had a permanent establishment in Italy.

In order to review the potential “tax benefits of the legal entities reorganization”, the Lazio Regional Tax Office performed an audit of Videocolor for the fiscal years 2003 and 2004. The Tax office report dated January 31, 2007 did not include any assessment on this legal entities reorganization.

Thomson is convinced of its substantially regular and correct postings and procedures.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Superguide Corporation

In June 2000, Superguide Corporation filed suit in the U.S. District Court for the Western District of North Carolina against DIRECTV Enterprises, Inc. et al., Thomson, Inc. and Echostar Communications Corporation et al. alleging infringement with respect to three patents relating to program guide data retrieval, display, and program recording. Gemstar Development Corporation was added as a defendant in March 2001. In July 2002, the U.S. District Court for the Western District of North Carolina granted summary judgment in favor of Thomson, DIRECTV and Echostar, finding that none of the three patents owned by Superguide Corporation were infringed. Superguide Corporation and its licensee, Gemstar Development Corporation, appealed the District Court’s decision with the U.S. Federal Circuit Court of Appeals.  On February 12, 2004 the Court of Appeals issued a decision affirming in part and reversing in part the District Court’s claim construction of the patents in issue.  As a result, the Court of Appeals vacated the summary judgment ruling of the District Court and remanded the case to the District Court for further proceedings.  Subsequently, in August 2005 the District Court again entered judgment in favor of Thomson on two of the three patents in suit.  Thomson also filed a summary judgment motion asserting that the existence of a sublicense between Thomson and Gemstar provides Thomson the applicable rights to the remaining asserted Superguide patent. Gemstar joined Thomson in this filing.  In November 2006, the Court denied Thomson’s motion for summary judgment, finding that the license between Superguide and Gemstar is ambiguous as to whether Gemstar received the right to sublicense the patents in the satellite broadcasting field.  A bench trial on the issue of whether Gemstar had sub-licensing rights with respect to the remaining patent was held in March 2007.  On July 20, 2007, the Court rendered a decision ruling that Gemstar had no sub-licensing rights with respect to the remaining patent in suit.  The Court has asked the parties to submit additional briefing with respect to the issues remaining to be tried in the litigation. Thomson is assessing its options in the matter.

Anti-dumping on televisions manufactured by Thomson’s Thailand unit

Customs authorities in eight European countries are assessing imports into the European Union by Thomson subsidiaries of television manufactured by Thomson in Thailand. These proceedings relate to different periods according to the different rules in each country, beginning at the earliest in 1997 and ending at the latest in August 2002. In accordance with the relevant procedures, Thomson received in May 2004, January and February 2005 various re-assessment notices relating to antidumping duties, excluding interest and any penalties applicable, in the United Kingdom, Germany, France, Italy, Spain, Denmark, Greece and Sweden in an aggregate amount of around €16.1 million. On March 24, 2005, the Provincial Tax Court of Milan (Italy) rendered a decision and maintained the assessment; Thomson will appeal. The French Customs Authority accepted to submit in August 2005 to the European Commission Thomson’s duty refund claim based on Article 239 of the European Community’s Customs Code. In May 2007, the European Commission notified a rejection of this claim, but accepted the good faith of Thomson. Thomson filed in July 2007 an appeal at the European Court of Justice against the European Commission. Thomson still firmly believes that it has correctly declared and paid duty on the imported televisions concerned, accordingly strongly disputes the grounds of these re-assessments and booked the appropriate postings.

Taoyuan County Form RCA Employees’ Solicitude Association (the “Association”)

In April 2004, the Association filed a purported class action under Article 41 of the Taiwan Code of Civil Procedure in the Taipei District Court, Taiwan, Republic of China against TCE Television Taiwan Ltd. (“TCETVT”) and General Electric International, Inc. The complaint alleges that the defendants failed to provide employees with necessary instructions on how to protect themselves and failed to take measures to store or dispose of chemicals used in the operation of the Taoyuan electronics plant. The Association claims damages in the amount of TWD 2.4 billion (€ 56 million at December 31, 2006 closing rate) to compensate the members of the Association for the alleged higher-than-normal incidents of cancer and disease suffered by the former plant employees who worked at the facility during the period 1970-1992.  On March 18, 2005, the Association’s complaint was dismissed by the Taipei District Court based on the Association’s failure to comply with certain procedural aspects of Taiwan’s class action statutes. In October 2005, the Association appealed the dismissal, which was upheld by the Taiwan Supreme Court in December 2005.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The case has been remanded to the Taipei District Court for further proceedings as to procedural compliance by the Association. On May 12, 2006 TCETVT filed its first Defense Statement again attacking the Plaintiffs’ failure to comply with the procedural requirements. The Association has filed a response, and TCETVT has prepared its second Defense Statement.  The matter may be tried within the next twelve months.

Pegasus Development Corporation and Personalized Media Communications, L.L.C.

In December 2000, Pegasus Development Corporation ("Pegasus") and Personalized Media Communications, L.L.C. ("PMC") filed suit in the U.S. District Court for the District of Delaware against Thomson, Inc., DIRECTV, Inc., Hughes Electronics Corporation, and Philips Electronics North America Corporation alleging infringement with respect to seven patents relating to digital satellite signal processing. In November 2001, StarSight Telecast, Inc., TVG-PMC, Inc., and Gemstar-TV Guide International, Inc. (“Gemstar”) were added as third-party defendants and filed a counterclaim.

Subsequently, Thomson, Inc. filed a Revised Second Amended Counterclaim and Amended Third-Party Complaint claiming violation of antitrust laws and unfair competition. Upon Thomson, Inc.’s motion, the antitrust and unfair competition claims were transferred to the U.S. District Court for the Northern District of Georgia by the Judicial Panel on Multi-District Litigation for inclusion in the coordinated or consolidated MDL-1274 pretrial proceedings occurring there involving Gemstar, Scientific Atlanta, Inc. Pioneer Corp., EchoStar Communications Corp., and other parties.  In June 2003, as part of a new commercial arrangement with Gemstar, the Company dismissed with prejudice its antitrust and unfair competition claims against Gemstar and Gemstar agreed to provide the Company with a limited indemnity with respect to the PMC patent litigation. In March 2004, the U.S. District Court for the Northern District of Georgia remanded the antitrust and unfair competition claims back to the U.S. District Court for the District of Delaware, where pursuant to an order of the U.S. District Court for the District of Delaware in May 2003, the case is subject to an indefinite stay pending the re-examination of the patents at issue by the U.S. Patent and Trademark Office (“USPTO”).

The USPTO has now issued initial office actions on all seven patents rejecting almost all of the claims asserted in the litigation as unpatentable. Pegagus and PMC have filed a Notice of Appeal in the re-examination proceedings with respect to each of the seven patents.  Pegagus and PMC have filed appeal briefs in the re-examination proceedings with respect to four of the patents, with the remaining three appeal briefs due in early 2007.  Appellate rulings are expected in late 2007 or early 2008.

IP Innovation and Technology Licensing Corp.

On June 20, 2003, Technology Licensing Corp. (“TLC”) filed a lawsuit in the U.S. District Court for the Eastern District of California alleging that certain Grass Valley Group products infringe four of TLC’s U.S. patents. Thereafter, TLC placed two of the patents into re-examination before the United States Patent and Trademark Office. As a result, this lawsuit has been stayed as to those patents pending a ruling on re-exam. In June and July 2005, the District Court granted summary judgment in favor of Thomson on the remaining two patents. TLC appealed that ruling to the U.S. Federal Circuit Court of Appeals. On April 20, 2006, the parties reached an agreement in principle settling all issues pertaining to the Appeal. The case remains pending with respect to the remaining two patents in suit.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

STV Asia, LTD v. Premier Retail Network

On March 2, 2006 STV Asia, LTD (“STV”) filed suit in the U.S. District Court for the Northern District of California against Premier Retail Networks (“PRN"), Thomson subsidiary since August 2005, alleging that PRN’s “in store media network” infringes two U.S. patents allegedly owned by STV. On May 15, 2007, the parties, including the Securityholder Agent for the former PRN shareholders, entered into agreements fully resolving all claims which were the subject of the lawsuit without any material impact for the group.

Environmental matters

A certain number of Thomson’s current and previously-owned manufacturing sites have an extended history of industrial use. Soil and groundwater contamination, which occurred at some sites, may occur or be discovered at other sites in the future. Industrial emissions at sites that Thomson has built or acquired expose the Group to remediation costs. The Group has identified certain sites at which chemical contamination has required or will require remedial measures.

Soil and groundwater contamination was detected near a former production facility in Taoyuan, Taiwan acquired from General Electric and owned by Thomson from 1987 to 1992. Production activities at this site ceased after being sold by the Group. Thomson is currently working with the local Taoyuan Environmental Protection Agency to undertake a potential remediation of groundwater contamination. In accordance with an agreement for the acquisition of General Electric Company’s consumer electronics business in 1987, General Electric Company has assumed or indemnified Thomson with respect to certain liabilities resulting from this issue, and should assume or indemnify the Group with respect to certain liabilities that could arise from the period prior to Thomson’s acquisition of the property.

In addition to soil and groundwater contamination, the Group sells or has sold in the past products which are subject to recycling requirements and is exposed to changes in environmental legislation on affecting these requirements in various jurisdictions.

The Group believes that the amounts reserved and the contractual guaranties provided by its contracts for the acquisition of certain production assets will enable it to reasonably cover its safety, health and environmental obligations. However, potential problems cannot be predicted with certainty and it cannot be assumed that these reserve amounts will be precisely adequate. In addition, future developments such as changes in governments or in safety and health laws or the discovery of new risks could result in increased costs and liabilities that could have a material effect on the Group’s financial condition or results of operations. Based on current information and the provisions established for the uncertainties described above, the Group does not believe it is exposed to any material adverse effects on its business, financial condition or result of operations arising from its environmental, health and safety obligations and related risks.

Thomson Group

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

25

RELATED PARTY TRANSACTIONS

The main transactions completed with, receivable from and payable to related parties are detailed as follows:

(€ in millions)	June 30, 2007
Balance sheet items
Trade receivables
- France Telecom and its subsidiaries	3
- Microsoft Corporation and its subsidiaries	4

Trade payables
- France Telecom and its subsidiaries	(4)
- Microsoft Corporation and its subsidiaries	(3)

Financial debt and liability
- Silver Lake Partners (nominal amount) (1)	(372)

Statement of operations items
Revenues
- France Telecom and its subsidiaries	73
- Microsoft Corporation and its subsidiaries	32

Finance costs – net
- Silver Lake Partners (1)	10

(1)

On September 16, 2004, Thomson issued convertible/exchangeable subordinated bonds to Silver Lake Partner LLC.  As of June 30, 2007, Thomson has a financial debt toward SLP amounting to € 372 million (US$ 500 million), (excluding unpaid second half-year coupon). In application of IAS 39, the above mentioned financial debt has been recognized in our consolidated balance sheet for an amount of € 343 million as of June 30, 2007 (excluding second half-year coupon). In addition, a derivative financial instrument has been recognized in our consolidated balance sheet as a financial liability and amounted to € 18 million as of June 30, 2007. Change in fair value of the derivative instrument is charged to finance costs of the Group. For the period ended June 30, 2007, Thomson recognized financial income of € 20 million (including exchange gain and loss) and incurred financial expenses in an amount of € 10 million (including € 6 million for first half-year coupon) and other operating expenses in an amount of € 1 million toward SLP.

26

SUBSEQUENT EVENTS

No significant event occurred between June 30, 2007 and July 25, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2007
	By:	/s/ Julian Waldron
	Name:	Julian Waldron
	Title:	Senior Executive Vice President, Chief Financial Officer